Filed by: RGS Energy Group, Inc. This
                                   Communication is filed Pursuant to Rules 165
                                   and 425 promulgated under The Securities Act
                                   of 1933, as amended.
                                   Subject Company: RGS Energy Group, Inc.
                                   Commission File Number: 0-30338



SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 The following contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of RGS Energy and Energy East are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in RGS Energy's and Energy East's filings with the SEC, including risks and uncertainties relating to: failure to obtain and retain expected synergies from the merger between RGS Energy and Energy East and prior Energy East mergers, delays in obtaining or adverse conditions contained in any required regulatory approvals, changes in laws or regulations, economic or weather conditions affecting future sales and margins, changes in markets for electricity and natural gas, availability and pricing of fuel and other energy commodities, legislative and regulatory changes (including revised environmental and safety requirements), availability and cost of capital and other similar factors. Readers are referred to RGS Energy's and Energy East's most recent reports filed with the SEC.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with their proposed merger, RGS Energy Group, Inc. and Energy East Corporation have filed a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus and other documents filed by RGS Energy and Energy East with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200,
Telephone: (800) 225-5643.


                                      * * *

RGS ENERGY GROUP, INC.

Annual Meeting of Shareholders

June 15, 2001




Business Meeting
----------------






Mr. Richards               (STRIKE GAVEL)  Call meeting to order.
------------



Good morning, Ladies and Gentlemen....


[SLIDE 1 - Welcome, Annual Shareholders Meeting, Celebrating the Past, Embracing the Future, RGS Energy Group, Inc. logo]

We welcome you to the 2001 Annual Meeting of Shareholders - and to a new and exciting future! I am Tom Richards, Chairman of the Board, President and Chief Executive Officer.

Our signers this morning, who are to my left, are Corey Wilson and Kim Carden.

This is a significant and historic meeting, and we have purposely chosen as our theme "Celebrating the Past, Embracing the Future" to represent the significance of today's events.

A few moments ago, you walked across our symbolic bridge outside this room through wonderful displays of this company's past and present. And now we ask you for your support as we cross a very real bridge in time on a journey into success with a new partner, Energy East Corporation.

We do not undertake this journey lightly or embrace the future while ignoring all the hard work and commitment and support from everyone who has believed in this Company.

We embrace it armed with an incredible legacy.

With values that have served us well.

With excitement and confidence.

With a sense at having done well and eager to do even better - - strong in our position.

And strong in our conviction: This is the right move at the right time for a Company with the right stuff.

I emphasize strong because this is a 153-year-old Company enjoying one of its most fruitful eras in a time when the industry in many ways and places is not so successful. We are proud of our long history and our recent performance. And we can say with confidence today that we have served our three crucial publics - you our shareholders, our customers and our employees - well.

If the proposed merger with Energy East is approved by shareholders today and we receive the required regulatory approvals, we anticipate that the merger will take place early in 2002. That being the case this will in all likelihood be the last Annual Meeting of Shareholders of RGS Energy Group. Even though it will probably be the last meeting we need to continue to operate the business as an independently owned company until the merger takes place and that includes the election of directors today.

The agenda this morning will start with the formal business portion of the meeting including discussion and voting upon the proposed merger, followed by management's presentation and then comments and questions from shareholders.

The record date for determining the shareholders entitled to notice and to vote at this meeting was fixed as of the close of business April 26, 2001. Notice of the Annual Meeting was mailed to those shareholders on April 28, 2001. There is an Affidavit to this effect and I direct that it be made part of the record of this meeting.

In accordance with the Bylaws of the Corporation, the Board of Directors has appointed an officer of BankBoston, N.A., the Corporation's Transfer Agent and Registrar, to act as Inspector of Election at this meeting. She is Nicole Bernier, Account Manager. She has signed an oath to execute the duties of Inspector faithfully and with strict impartiality. I direct that the oath be filed with the records of the Corporation.

David Heiligman, Secretary of the Corporation, has presented a list certified by BankBoston, N.A., of the holders of Common Stock entitled to notice and to vote at this Annual Meeting, and I direct that the list be filed with the records of the Corporation. The list shows that on April 26th there were 34,577,426 shares of Common Stock of the Corporation issued and outstanding. I have a report from the Inspector of Election that at least 86.4% of those shares are represented in person or by proxy at this meeting. Accordingly, I declare a quorum to be present and the meeting legally convened.

The first order of business will be the election of Directors.

[SLIDE 2 - ELECTION OF DIRECTORS]


Nominations are now in order for the election of three Class III Directors who are being elected to a three-year term expiring in 2004.

I will ask Mr. Heiligman to first introduce the three nominees and then introduce those directors who are not standing for election. As each director is introduced, I would appreciate it if they would stand and remain standing until all of the directors have been introduced. At the conclusion of the introductions you may recognize them, as a group, if you wish. Mr. Heiligman.

Mr. Heiligman   For Class III Directors of the Company to serve for three
------------- years on behalf of the Board of Directors I nominate the following: Angelo J. Chiarella, Director of Planning FJF Architects, LLP Mark B. Grier, Executive Vice President, Financial Management The Prudential Insurance Company of America

Jay T. Holmes, Attorney and Business Consultant

All of the nominees are currently directors of the Company.


The following are Class I Directors with terms expiring in the year 2002:

o    Jean Howard, Executive Director Wilson Commencement Park

o Samuel T. Hubbard, Jr., President and Chief Executive Officer, High Falls Brewing Company, LLC

o Cleve L. Killingsworth, Jr., President and Chief Executive Officer, Health Alliance Plan

o    Roger W. Kober, Former Chairman of the Board and Chief Executive Officer,

Rochester Gas and Electric Corporation

The following are Class II Directors with terms expiring in the year 2003:


o Allan E. Dugan, Executive Vice President and President, Worldwide Business Services, Xerox Corporation

o    Susan R. Holliday, President and Publisher, Rochester Business Journal

o Charles I. Plosser, Dean and John M. Olin Distinguished Professor of Economics and Public Policy, William E. Simon Graduate School of Business Administration, University of Rochester

o Thomas S. Richards, Chairman of the Board, President and Chief Executive Officer, RGS Energy Group, Inc.



Mr. Richards:              Thank you, Mr. Heiligman.
-------------

The Corporation's bylaws provide that any shareholder intending to nominate candidates for election as Directors must deliver a written notice to the Secretary of the Company not later than 90 days in advance of an annual meeting at which directors are to be elected. Since no written notice has been received from any shareholder, I declare the nominations closed.

The polls are now open, and any holder of Common Stock who wishes to vote on the nominees for Directors by ballot, in person, may do so by going to the proxy table located by the back entrance. If you have submitted your Proxy, it will not be necessary for you to do this.

While we are waiting for the tabulation of the votes, I would like to recognize Neil Murphy who is retiring from the Board after serving us well since 1981. We will miss his good counsel and dedication and wish him the very best. Neil, please stand so we can recognize you.

I would now like to introduce the senior officers of RGS Energy Group and would ask that they stand and remain standing as they are introduced.

o Michael Bovalino Senior Vice President of RGS and President and Chief Executive Officer of Energetix

o    Michael Tomaino Senior Vice President and General Counsel

o    Paul Wilkens Senior Vice President

o And J. Burt Stokes, our former chief financial officer who retired on Feb. 1 and could not be here today.


I assure you that these senior officers, together with our leadership team and our 2,600 employees put forth their best efforts on behalf of your interests.

Present at today's meeting are representatives from the Company's Independent Accountants - PricewaterhouseCoopers. I would ask Mike Winter and Karen Lamy to stand.

Since no shareholder has voted in person, I now declare the polls closed.


(MR. HEILIGMAN HANDS MR. RICHARDS THE REPORT OF THE INSPECTOR OF ELECTION.)

The Report of the Inspector of Election shows that at least 83.6% of the outstanding shares of Common Stock have been voted for the nominees. Each director received at least 96.8% of the total votes cast. I hereby declare that the nominees for Directors have been duly elected to serve as Directors of the Corporation for the duration of their respective class years and thereafter in all cases until their successors shall be elected and qualified. The Report of the Inspector of Election will be filed with the records of the Corporation.

The next item of business is the proposal of the Board of Directors to consider and vote upon the Agreement and Plan of Merger under which RGS Energy Group will be a wholly owned subsidiary of Energy East Corporation.

[SLIDE 3 - MERGER PROPOSAL]

You all received the joint proxy statement/prospectus, which describes the proposed merger in great detail. I do not propose to review all of the details leading to the merger decision but will point out some of the important factors about the merger and will then answer any questions you may have.


Success comes only to those who are willing to change in business as in life. In the 150+ years of the existence of this company, we have grown by acquisition, operated gas street lights and electric trolley cars, been privately held, part of larger companies, merged, spun-off, once jointly owned by the same company that owned our now-proposed partner - New York State Electric and Gas -- and, most recently, been an independent, publicly held company.

So change is no stranger to this company, and now we embark on another journey designed to ensure our success well into the 21st Century. Let me show you.

[SLIDE 4 - Organizational chart of RGS Energy Group, Inc. and Energy East subsequent to the merger]


As this graphic depicts, after the merger, RGS Energy Group will be a wholly owned subsidiary of Energy East. RG&E, Energetix (including Griffith Oil) and New York State Electric and Gas, or NYSEG, will be subsidiaries of RGS Energy Group. I will serve as Chairman, President and CEO of RGS Energy Group with all of the subsidiary companies reporting directly to me. I will also serve as Chairman and CEO of RG&E and NYSEG and will be an Executive Vice President and Director of Energy East. Two other members of the RGS Board will serve on the Energy East Board. The remaining RGS Directors will serve on an Advisory Board to RGS.


[SLIDE 5 - Map depicting the territory of RGS Energy Group, Inc. and its subsidiaries]


This graph shows the current operations of RGS Energy Group in New York State. With the color yellow indicating the franchise area of the regulated utility RG&E. The locations outside the RG&E franchise area include areas where Energetix and Griffith Oil do business.


[SLIDE 6 - Map depicting the expanded RGS Energy Group, Inc. territory with RG&E and NYSEG]


This slide reflects RGS's expanded service territory when including NYSEG. As you will note, together we will cover over half of upstate New York.


Finally a picture of the geographical region of Energy East which includes the five additional subsidiaries located in New England.

[SLIDE 7 - Map depicting the areas in Maine, New Hampshire, Massachusetts, Connecticut, Rhode Island, and New York receiving service from the following companies: NYSEG, RG&E, Southern Connecticut Natural Gas, Connecticut National Gas, Berkshire Gas Company, Central Maine Power, New Hampshire Gas]


What does all this mean for Rochester?


[SLIDE 8 - What this means for Rochester?
             o RGS stays here
             o RG&E name remains
             o Merged company will serve 1.7 million customers in New York and
               3 million in Northeast
             o No layoffs are a gains jobs
             o Hometown service, philanthropy
             o Local leadership and commitment]


--   RG&E stays right here in Rochester, NY

--   The RG&E name remains

-- The merged company will serve 1.7 million customers in New York and 3 million in the Northeast

-- There will be no layoffs and some 40 employees of the Energy East Management Corporation will move to Rochester

-- The community will continue to have hometown service and philanthropy provided by RG&E

--   We will continue to have local leadership and commitment

And what does this merger mean for RGS shareholders?


[SLIDE 9 - What this means for Shareholders:
             o $39.50 per share to RGS common stock
             o RGS shareholders may elect to receive cash or stock, subject to
               55% cash/45% Energy East stock proration
             o Fixed price (subject to collar) to protect value
             o Transaction value - $1.4 billion equity
                                   $1.0 billion RGS debt
                                   ----
                                   $2.4 billion
             o Premiums: 19% premium to price at announcement date
                         98% premium to price from one year prior to announcement date]


You will receive payment of $39.50 for each share of RGS stock you own.
You may elect to receive all cash, all Energy East stock or a combination of cash and stock. However, in the aggregate, 55% of the RGS shares must be exchanged for cash and 45% must be exchanged for Energy East shares so you may not get what you elect to receive.

The $39.50 is a fixed price subject to a collar to protect the value of the transaction for both companies. The actual number of Energy East shares to be exchanged for RGS shares will be based on the average closing price of Energy East shares during the 20-trading day period ending two days before the effective time of the merger.

The total transaction value is $2.4 billion, comprised of $1.4 billion in equity plus the assumption by Energy East of approximately $1 billion of RGS debt.

The payment of $39.50 represents a premium of 19 percent over the $33.10 price of RGS stock on the day prior to the merger announcement -- and a premium of 98 percent over the approximately $20 price of RGS stock at the beginning of the year 2000 - a year prior to the merger announcement.


As previously mentioned, the details of this merger proposal were set forth and explained in the joint proxy statement/prospectus that you received. While some of it can be difficult to understand, those details are certainly completely described.

You will be advised of the procedure for exchanging your RGS shares not less than 30 days prior to the effective time of the merger. The vote today is a major step toward that end, but it is not the final one. The merger proposal is subject to a host of federal and state regulatory approvals, and while we are optimistic those will occur smoothly, it is likely that the process will take us into the beginning of next year.

A majority vote of the shares of Common Stock that are outstanding is required to approve the merger proposal. I will now ask the Secretary to present to the meeting the resolution to approve the Agreement and Plan of Merger.


[SLIDE 10 - MERGER PROPOSAL]


Mr. Heiligman   On behalf of the Board of Directors, I move the adoption of the
-------------
Agreement and Plan of Merger under which RGS Energy Group, Inc. will become a wholly owned subsidiary of Energy East Corporation as described in the joint proxy statement/prospectus dated April 27, 2001.

Mr. Richards:   May I have a second to the motion?  The motion has been made and
-------------
seconded. At this point of the meeting, I will entertain any discussion or questions you may have with respect to this proposal alone. We need to confine this discussion to this particular issue. All of you will have an opportunity to comment and to ask questions about things in general at the end of the meeting. So, is there anyone who has a question about this particular proposal?

(Merger questions from shareholders)

The polls are now open and any holder of Common Stock who wishes to vote on this proposal by ballot, in person, may do so by going to the proxy table. If you have submitted your Proxy, it will not be necessary to do this.

Since it appears there are no votes to be cast by ballot, I now declare the polls closed.

We have the Report of the Inspector that has been given to me by Mr. Heiligman. The Inspector has submitted a report on the proposal, which shows that 66.8% of the outstanding shares of Common Stock of this Corporation have been voted for the proposal and that 7.5% of the outstanding shares have voted against the proposal or abstained from voting. Since a majority of the shares outstanding and entitled to vote have voted in the affirmative, I hereby declare that the proposal has been duly carried and adopted. Thank you very much.

(STRIKE GAVEL.)


I will next present my remarks. After which we will open the meeting to comments and questions from the floor.

(MANAGEMENTS' PRESENTATIONS.)





END BUSINESS SECTION




                          REMARKS by Thomas S. Richards


[SLIDE 11 - EMBRACING THE FUTURE]

         I think we have just done a good thing.


         For all concerned and all who count on this company, for shareholders, customers, our community, our employees, we have made a good decision today.

Sometimes change can be difficult. But change also can be necessary and fruitful. With change and initiative we fortify and preserve and protect what we cherish. That is the purpose of our action to approve the merger today. We have acted not only for the present circumstance, but also for times to come.

         This merger comes at a point in this company's history when our work has been a success and there is a deep sense that what we have here is worth preserving. That other companies - a company as dynamic and successful as Energy East -- feel it is worth preserving and sharing.

         Let me talk first about the RGS of the present, and then I will talk more about the RGS of the future.

         The year 2000 was a good year.

         We know that your investment in RGS is important to you. It's one of the chief reasons we're here today. Maintaining and improving financial performance is a substantial challenge in these times of change in our industry. Every company is not doing it in the current environment of heightened risk.

         But that environment brings us the opportunity of greater reward, too. The most significant example is that fully one-third of our revenue now comes from unregulated businesses under our Energetix umbrella.

[SLIDE 12 - chart depicting revenue (separated into regulated and unregulated) from 1997-2001]

Energetix became profitable in 2000 after less than three years, and we expect its success to continue.

When the performance of Energetix was combined with all of RGS in 2000, we saw:

         Revenue grew from $1.2 billion to $ 1.4 billion.

         Earnings grew from $89.5 million to $91.9 million.

         Earnings per share grew from $2.44 to $2.61.

         All while we maintained your dividend at $1.80.

This financial performance was not achieved at the expense of the fundamental value of our company. We increased employment in our unregulated business, maintained the employment in our regulated business, paid people more and absorbed a substantial portion of the increased benefits cost. We continued to invest in our system. We have doubled our investment in the distribution system -- from $50 million to $100 million -- over the last four years.

[SLIDE 13 - BRINGING VALUE TO OUR CUSTOMERS]

We recognize that financial performance, the principal interest of shareholders, employee satisfaction and company value can only be sustained if it brings value to our customers. In a time of change, and in some places turmoil, in our industry we believe that our first responsibility to our customers is to provide reliable energy, something that can no longer be taken for granted in many places. We did that and we offered an option for stable prices that have declined, while prices in many other places are increasing. While total gas costs have increased due to a nationwide increase in the commodity cost from which we do not benefit, the portion of the bill which we control has not increased since 1994 and actually decreased last year. Our total electric prices have been in a steady decline since 1996. With an additional 5% decrease next month the total decrease will average 10% for residential customers and 13% for other customers. We now offer the best total stable electric rates in NY that are well below the NY average and below the average for the Mid-Atlantic/New England region. I expect that relative performance to improve this year as market forces drive up the cost in other areas.

         While we assist our customers through the transition to an industry restructured to provide choice, we continue to encourage them to learn about and take advantage of supplier choice when they are ready. This includes informing and educating them about restructuring and providing a unique, convenient one-bill model no matter who they purchase their energy from. Many of our customers are taking the opportunity. By the end of 2000, nearly 40,000 electric customers - a quarter of our electric supply -- and 41,000 gas customers representing 54 percent of total gas demand had switched to unregulated suppliers.

         We are gratified that our customers recognized our efforts. Their satisfaction was noted in a JD Powers and Associates national survey last year that found RG&E among the top five utilities in the Eastern U.S. for service. No other utility in New York State made that list.

         It is by achieving all of these things for our shareholders, employees, customers and communities that we achieve the balanced performance that will bring us success. No other utility in New York State did all of these things in 2000 - if there are any other utility companies in the United States who did so, it is only a handful.

         So we are proud of the year 2000.

         This performance was reflected in the stock price. At the beginning of the year 2000, the stock was trading at about $20. At the end of the year, it was trading at about $33. The merger approved today values the stock at $39.50, an approximately 98 percent increase. In fact, the stock's performance in 2000 was 44% better than the Edison Electric Institute Index of other electric utilities.

         All of this is well and good, but this is no time to rest on our laurels. We have work to do in 2001.

         Included in our most significant initiatives is the PRIDE program. PRIDE stands for Process Reengineering Implementation for Deliver Energy. It will be a major infusion of technology into our distribution business that will enable us to do our job better with state-of the-art equipment and know-how. With this project, we will be able to respond to our customers more quickly and with more precision and improve reliability and customer service already among the best in the country.

         In 2000, we launched a major diversity effort to respond to workforce and culture changes in our community and in our world. The initiative is aimed at celebrating our differences and is recognition and a firm commitment to the idea that from many different voices we can draw strength, expertise -- and be better in touch with the changing customer base we serve. We live in a diverse world and we will become an increasing diverse company. We need to learn how to thrive in this diversity.

         As you know, we are in the midst of selling our 14% share of the Nine-Mile Point 2 nuclear power plant. RG&E, along with the other owners, has jointly signed an asset purchase agreement with Constellation Energy Group. We did not support the original proposal for the sale of the plant. However, the Public Service Commission and the other utility owners favored a sale. Our objective through this process has been to protect our customers before and after the sale by making sure an adequate supply of energy was available at a reasonable price. This requires a well-qualified operator and a long-term agreement to purchase power at reasonable prices from the plant. We believe we have achieved a fair and equitable price and we are happy that we have negotiated a 10-year power-purchase agreement, especially in these volatile times in the market. In addition, we need to ensure that our shareholders investment in the plant is protected, which requires not only a good sale price but also fair regulatory treatment of our unrecovered costs. We are in the process of resolving this issue now and are increasingly optimistic that a fair resolution can be achieved.

         The rate agreement that began in 1997 and initiated the restructuring process that is bringing competitive choice will expire in June 2002 and we must begin to think about the future now. We anticipate that the formal process will begin this summer so that a new agreement will be in place by next June. Our goals include operational flexibility and financial rewards for good performance, as well as a fair balance of risk and reward. Our customers want reliable service with stable fair prices - no small thing in this time of volatility in many places around the country -- and any new agreement should recognize their interests.

         And, of course, we must deal with the transition to merger with Energy East. In March, we submitted a petition requesting approval from the New York Public Service Commission, one of the key regulatory approvals we must achieve. Many agencies will have a hand in this, from the state PSC to the federal Securities and Exchange Commission to the federal Nuclear Regulatory Commission -- all of which should take a year or so before final closure. In the interim, our challenge is to keep our performance at its best, because it is that performance and the strength of our company which led to this fruitful merger in the first place and to a position from which we could control our own destiny.

         Up until now, I have been discussing our past performance and internally guided activities. Good though they may be, they will mean precious little if we do not respond to the changing circumstances of our industry. These changes are fundamental, continue and have both good and bad aspects. It does not matter whether we like them or not, we need to deal with them. This does not always mean going along and allocating blame to others we may believe are mistaken. Sometimes it means having the perseverance and strength to affect the policies that are changing our industry and to help manage the consequences.

[SLIDE 14 - Chart depicting energy rate decrease from 1996-2002 with heading "RG&E customers have enjoyed reliable electric energy at stable, declining rates"]

 This change is most pronounced and difficult in the electric industry and our
 -----------------------------------------------------------------------------
     customers have been largely isolated from those difficulties. As I have
     -----------------------------------------------------------------------
                      mentioned, our customers have had the
                      -------------------------------------
      option of stable declining rates with consistently good reliability.
      --------------------------------------------------------------------

[SLIDE 15 - A Volatile Environment:
California
----------
o Skyrocketing costs
o Blackouts
o Multi-billion dollar state bailout of "colossal
  and dangerous failure"
New York City
-------------
o Market based rates with consumer cost
  increases of as much as 30%
o Reliability concern
Long Island
-----------
o 6% rate increases with another 6% deferred
Niagara Mohawk
--------------
o Market-based rates predicted to produce total cost increase of 4% or more by year's end]

         This has not been the case everywhere. As the slide behind me shows, California has become the poster child for how not to restructure, with the Governor describing the experience as a "colossal and dangerous failure". However, even closer to home in our state, particularly in the downstate area, there have been undesirable price impacts and concerns about reliability.

         What happened?

         We were to open the generation and retail sale of electric energy to competition and that competition was to drive down the price, improve the service and maintain reliability. Yet this has not happened in many places.

         There are a number of factors, such as the increased cost of fuels and technical and structural problems in a newly designed marketplace, but there are some fundamental issues that need to be worked out.

                (DESCRIBE MARKETPLACE/PRICE SIGNAL COMMUNICATION/
                    IMPACT ON SUPPLY AND DEMAND DIFFICULTIES)

[SLIDE 16 - Picture of scale with supply and demand]


         Even if you do not agree with all that I have said, I believe that you must concede that this transition to a competitive electric energy marketplace is going to take some work, is going to take some time and that the transition can be very painful if it is not managed well.


         Our merger not only prepares us for the ultimate circumstances of a restructured industry, but also gives us the strength to manage this multi-year transition well.

[SLIDE 17 - Map depicting territory covered by RG&E and NYSEG with heading, "By combining resources, we improve reliability and price stability for half of upstate New York"]

         It gives us the strength and capacity to manage this transition in a way that does not sacrifice reliability and provides stable fair prices. This is vitally important...

          - If we are to maintain the confidence of our customers during the transition.

          - If we are to build the upstate economy, for make no mistake about the serious consequences for our upstate economy if we experience the price increases seen in California or even New York City.

          - And if we are to maintain the strength and performance of our company.

         Through the merger Energy East and RGS are committed and can meet these important new challenges.

         We are also committed to pressure some important existing things. One of which is our strong involvement in the communities we serve. I am particularly proud that this commitment comes not just from the company, but from its people. I would like to share just some of the many examples with you.

[SLIDE 18 - Honoring our employees, a caring workforce]

Every spring the United Way sponsors its annual Day of Caring. This event, which was founded under the leadership of my predecessor, Roger Kober, organizes thousands of people to volunteer their efforts for one day throughout the community. When the question this year was "Who'll help?", 600 hands at RGS went up. I'd like to recognize a few of them who represent all of our folks who helped out at the Day of Caring. (Please hold your applause, so we can recognize them all together after they have been introduced.)

         They are:

          o    Lisette Andino, who worked for the day at Birthright.

          o    Brett Callahan, who worked at Sisters of Mercy.

          o Beth Derrenbacher. Beth volunteered at the Sodus Nutrition site for the elderly.

          o    Ellen Evans. Ellen was at Bethany House.

          o    Jackie Finlayson. Jackie worked at Habitat for Humanity.

          o    Greg George, who also helped out at Habitat for Humanity.

          o    Mary Gunderson, who volunteered at Senior Options-Jefferson Park.

          o    Hugh Ives, who was at Mercy Residential Services.

          o    Carla YACK-EE-MO--VICH. Carla worked at Springdale Farms.

          o    Sue Kotin. Sue was at St. Martin's Place

          o    Kim Lawton, who was also at Sisters of Mercy.

          o    Joe Hecker, who volunteered at Housing Opportunities

          o    And Willie Rivera, who worked at St. Joseph's Villa.

         In all, RGS people worked at 57 different locations in the community for 31 different agencies. Please join me in recognizing them through their representatives I have introduced.

With employees like these, you can see why I embrace the future, and so should the communities we serve.

         In the midst of all of this change, we cannot know today many of the circumstances that will exist in the future and shape our destiny.

         Yet we want to maintain our strength so that we can maintain the many positive aspects of our company, like the Day of Caring.

         How do we make decisions, what should guide us?

         For us, it is a set of core values against which we judge our business decisions -- values we think our customers share.

[SLIDE 19 - Through it all, we need to stick to our values:
                o Reliability
                o Price
                o Choice
                o Community responsibility]


         Reliability is at the core. It means not only available energy, but energy safely delivered. There will be little useful discussion of restructuring or change, if reliability is lost and the lights go out.

         For those of us in New York, price remains a significant issue. The restructuring was largely driven by the uncompetitive price of electric energy in our state and a restructuring that makes this worse cannot be deemed a success. We need to further the growth of our economy with stable fair prices throughout the transition.

         Choice in energy supply is here to stay. People want it. It is how they measure the fairness and adequacy of energy supply and service and, as I mentioned, it is well underway. However, it should not be provided at the expense of reliability and price.

         We are a company with many community responsibilities. We touch everyone, people depend on us and we are responsible for systems that can hurt people. Community responsibility is not always last. There are times when safety can override even reliability and environmental responsibilities often override price. These are all fair and responsible judgements, but they are judgements that have consequences which must be recognized.

         It is in making these judgements and acknowledging the consequences that our values guide us.

         In California, they had broad opportunities for choice and an environmental program that led the nation, but by not acknowledging all of these values and the consequences of impacting them they lost them all, including a substantial part of their environmental program.

         In New York City, these values are significantly challenged today and they could be throughout New York State, if we do not heed them and measure our decisions by them.

          One cannot help but experience the change that grips our industry and the change we approved today in the merger with a sense of nostalgia, with a sense of good and possibly simpler times lost.

         That is understandable, it reflects some positive truths and can serve as a check on our current judgements.

         However, we cannot run your company on nostalgia. We can run your company with attention to our values and in so doing can preserve what has been so positive in our past as we change and succeed in the future.

[SLIDE 20 - Energy East Corporation logo, RGS Energy Group, Inc. logo, Power for the Future]


         It is in that spirit that I look forward to the future with optimism and great expectations.

         It is in that spirit that I thank you on behalf of all of the people of RGS for the opportunity to have served you in the past and look forward to serving you in the future.

         Thank you.

                QUESTION AND/OR COMMENT SECTION OF ANNUAL MEETING

[SLIDE 21 - QUESTIONS?]


Mr. RICHARDS:

         The meeting will now be open for questions and comments and I will outline the procedures to be followed.

         When a shareholder wishes to be recognized by the Chair, he or she should proceed to the aisle microphone nearest his or her seat.

         When recognized by the Chair, please give your name and city or town of residence to the microphone attendant who will repeat it to the audience. It is important that we correctly identify you for the record.

         Please speak directly into the microphone as we sometimes experience difficulty in hearing the question or comment.

         As a courtesy to other shareholders who may wish to speak, please limit your time at the microphone to a period of not more than two minutes.

         Thank you. May we now have the first question or comment? (Identify microphone attendants: Roberta Holahan, Terry Lattimore or Ivette Torres)

AFTER THE QUESTIONS AND/OR COMMENTS ARE COMPLETED
MR. RICHARDS:

         Since there are no further questions or comments, I will entertain a motion to adjourn.

         Is there a second?

         All those in favor of adjourning the meeting signify by saying aye.

         Opposed?

         The meeting is adjourned. The reception area remains open. We have a small gift for you as you leave this room.

         Thank you very much for coming.

[SLIDE 22 - Energy East Corporation logo, RGS Energy Group, Inc. logo, Power for the Future]